NORTHWEST OIL & GAS TRADING COMPANY, INC.
4650 Wedekind Road, Suite #2
Sparks, Nevada 8945

June 5, 2019

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Karina Dorin, Staff Attorney

Re: Northwest Oil & Gas Trading Company, Inc.
Registration Statement on Form S-1 Filed December 27, 2018
File No. 333-229036

Ladies and Gentlemen,

Northwest Oil & Gas Trading Company, Ltd. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.3 (the “Amendment”) to the Company’s Registration Statement initially filed on Form S-1 filed on December 27, 2018, as amended. Set forth below in bold you will find copies of the Staff’s comments from its letter dated April 11, 2019, and thereafter the Company’s responses to each comment.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 9

1. Your response to prior comment two indicates that you made revisions to comply with the comment. However, several references to possible reserves remain. Please revise your disclosures to remove such references as possible reserves is a defined term under Item 410(a) (17) of Regulation S-X.

Response: We have deleted all references to “possible reserves” in the Registration Statement.

Financial Statements, page F-1

2. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

Response: We have updated the financial statements and related disclosures throughout the Registration Statement.

Please advise us if you have any further questions or comments.

Respectfully submitted,

/s/ Joachim Haas
Joachim Haas
Chief Executive Officer,
President